

SEVCON

Presentation to ISS

January 19, 2017

SEVCON

MESON CAPITAL

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MESON CAPITAL ("MESON"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SEVCON INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

MESON HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

MESON SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH MESON BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. MESON RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. MESON DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Table of Contents

Executive Summary: Why Sevcon Needs Change

- **Meson has been a consistent stockholder of Sevcon since March 2014 and has had representatives serving on the Board since 2013**
  - Sevcon stockholders have a critical decision to make at this point in time
  - We bring qualified people to enact change

- **We believe that Sevcon has dramatically underperformed its potential and will continue to do so without changes.**
  - We strongly believe the Company is uniquely positioned to benefit from the global shift towards electrification of mobility and automobiles as these markets grow exponentially
  - We have repeatedly tried to impress our concerns on the Board; however, our repeated attempts have been met with entrenchment tactics

- **Change is <u>warranted</u> and <u>necessary</u> as a result of Sevcon's entrenched Board**
  - Stock Price Underperformance;
  - Poor Corporate Governance;
  - Board Tenure.

The Untapped Opportunity

Regulatory Tailwinds

Worldwide reduction in emissions and particulates are updated and enforced every few years - lead by the Europe and Japan (and some US states).



[1] China's Target scenario reflects a pure gasoline. If other fuels are considered with the target drops accordingly.
[2] US Light-Duty Vehicles include light commercial vehicles.
[3] Annual rate line is calculated from the current baseline and the target value.

The Untapped Opportunity

Today is the inflection point for electric vehicles – the market is growing exponentially.

- **Overlapping forces are driving this:**

  - Lithium-ion batteries continue to get 10% cheaper every year

  - Tightening emissions regulations and environmental awareness

  - Electrification enables best in class performance

- **Batteries and motors are commodities with low gross margins but the controller's engineering challenges are complex with high margins.**

- **The market for controllers is fragmented and no supplier offers an integrated electric drivetrain. This is a challenging problem requiring engineering talent, business savvy, and a deep understanding of product design cycles.**

- **If you could consolidate the controller bottleneck and offer a turnkey system solution you could create tremendous shareholder value in the next 2-3 years.**

The Time for Change at Sevcon, Inc. is Now

- We have serious concerns that the current Board can fully capitalize on opportunities that will be available to the Company in both the short and long term.

- There is a window of opportunity in a market that is changing rapidly: actions taken over next 2-3 years will strongly influence market share and profits for future decades.

- Meson is currently a 20% stockholder of Sevcon and is working to enhance stockholder value for all investors. Its interests are naturally aligned with those of all fellow stockholders.

- Our nominees are committed to collaborating constructively with the Board and not seeking to control the Board.
  - We are not seeking mathematical or effective control of the Board: we are seeking to add 3 new directors to a board of 8 members.

- We believe our nominees have the relevant experience to address Sevcon's current unsolved business challenges:
  - Developing an internal recruiting organization to attract high quality engineers.
  - Creating a culture of performance and accountability starting with the board, through senior management and the whole organization.
  - Nurturing external relationships with potential key customers and partners in automotive and technology industries.

- Rather than embracing progress, the Board has taken aggressive and questionable tactics to entrench itself and maintain the status quo
  - Elected five different chairmen in the last 14 months, a staggering record of inconsistency and proof the Board lacks the necessary experience facing the set of challenges and opportunities we face today.
  - The Nominating and Governance Committee interviewed and invited current Meson nominee Bryan Boches to join the board to replace Bill Ketelhut and then inexplicably reversed this decision. Several other highly qualified nominees were not interviewed and the only nominee put forth by members of the Nom/Gov committee was a stock analyst at shuttering hedge fund after losses on oil price bets.
  - Formed a proxy committee on December 24, 2016 to act as a "shadow board" that includes a non-independent member, CEO Matt Boyle. Responded to the Meson nominations by suddenly adopting a governance change on December 24, 2016 designed solely to replace Meson's 20% shareholder/director with a retired director who was not re-elected last year. Subsequently, Chairman Goldfarb voiced overt threats.

Why We Invested in Sevcon

- Long-standing passion for the compelling value proposition electric vehicles offer by solving problems posed by fossil fuels.

- Exponentially declining cost of Li-Ion batteries allows for superior and lower-cost electrified drivetrains to replace internal combustion drivetrains.

- Sevcon solves a uniquely challenging problem in power electronics, has a demonstrated record of success in high quality engineering, and enjoys a satisfied group of top tier customers.

- There is a limited window of opportunity where this transition will occur: the next two-to three-years. Decisions will be made that determine market share and profitability for decades to come. This requires a great understanding of the market and agility of action.

- With excellent leadership and an empowered, entrepreneurial culture, Sevcon could be very successful at transitioning numerous applications towards electrification: vehicles, on-road, off-road, marine, agriculture, industrial and more.

- We believe Sevcon has tremendous opportunity. Today it is dramatically underperforming its potential. Leadership needs to start from the top with the Board of directors and work its way through the entire organization.

Sevcon's Misdirection & Entrenchment Campaign

False Statements

- Lucas Energy, Inc. has not filed for bankruptcy, contrary to Sevcon's claims designed to besmirch Mr. Morris. Compare that with the actual bankruptcy of Xinergy Ltd., a company previously led by Matt Goldfarb.

- Meson is not seeking Board Control.

Disingenuous Criticisms

- Unsupported accusations that Mr. Morris has been 'disruptive' when he has been the primary architect of most of the progress made by Sevcon since he joined the Board.

- Characterizes Goldfarb as independent and Mr. Morris as not independent despite both having been Chairmen, not employees.

False Credit

- Board takes credit for strategies and plans promulgated by Mr. Morris, sometimes in the face of Board opposition.

Inadequate Disclosure

- Failure to disclose the makeup, independence and compensation of 'proxy' subcommittee.

Sevcon's Additional Shortcomings

- The Board is burdened with legacy directors who have served too long.

- Chairman Goldfarb has a track record of failures and temperament issues making him unfit to lead necessary change.

- The Board lacks critical experience.

- The Board shows poor judgement by re-nominating a former director not elected by stockholders in 2016.

- Board is frustrating Mr. Morris' right to 'unfettered' information as a director by withholding data and demanding onerous special conditions of him applicable to no other director.

Matt Goldfarb's Questionable Employment Track Record

- Strangles legitimate Board discussion, including Meson's attempts to reasonably settle the current proxy campaign.

- Has repeatedly tried to intimidate Mr. Morris for exercising his legal right to nominate highly qualified directors, including by bullying with threats to embarrass Mr. Morris in the press and tarnish his reputation in the investment industry unless he withdraws his nominees.

- Spearheaded strategy of exposing Sevcon stockholders to unnecessary expense of changing the charter and bylaws so that Mr. Morris would be up for election a year early at the 2017 meeting.

- Action was adopted at a hastily called Board meeting 8 AM Christmas Eve.

- No such action was considered before Meson nominated highly qualified nominees.

- Continues to characterize as good governance measure despite Board recommending to stockholders at 2016 meeting a 2018 de-staggering.

- Numerous short tenure jobs at securities firms, some of which were shuttered after regulatory violations.

- CEO of Xinergy, a coal mining Company where he received $1.7mm in compensation despite shareholders losing 75% of value during his tenure and bankruptcy filing shortly after he left.

- Currently CEO of Cline Mining, another coal mining company, which filed bankruptcy approximately one year after he joined the Company.

- Claims credit for Pep Boys sale outcome as a director but joined board after acquisition offer had already been made and was not part of deal team

History of Underperformance

Total Stock Price Performance*	1-Year	3-Year	5-Year	10-Year
Sevcon, Inc. (SEV)	(15.22%)	21.26%	56.41%	11.59%
Dow Jones US Auto & Parts Index	23.73%	11.26%	77.56%	62.09%
Russell 2000	37.87%	24.62%	92.58%	98.17%
Allied Motion Technologies Inc. (AMOT)	12.30%	72.50%	296.85%	232.71%
Tesla Motors Inc.	18.69%	70.63%	943.22%	N/A

*Total Reutrn Data Updated Through 1/13/17

History of Underperformance

1 Year Total Return Graph



History of Underperformance

3 Year Total Return Graph



SEVCON

MESON CAPITAL

History of Underperformance

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History of Underperformance

10 Year Total Return Graph



History of Underperformance



Sevcon Industrial Peers Zapi and Curtis have grown multiples while Sevcon has Stagnated for decades

Zapi SRL and Curtis Instruments are Sevcon's direct competitors in their traditional industrial business. Both were similar in size to Sevcon 15 years ago and now are $200mm+ revenue companies

History of Underperformance



Sevcon Has not Grown with the EV Market

Sevcon Organic Revenue ($mm) — EV Market Revenue ($mm) (IDTECHx)

Our Plan

How Ryan Morris Served as Executive Chairman

- Worked collaboratively with the senior management team, as per job description, focusing priorities on growth areas and external resources.

- Sourced financing to facilitate Bassi deal following extensive negotiations with potential sources. Secured unique Italian-US loan framework with 3% interest as opposed to far more expensive offer of 12%+warrants from US-only sources.

- Helped Company avoid violating debt covenants in summer of 2016 by investing $6 million in under-subscribed capital raise, which also significantly reduced dilution.

- Used personal connections to develop relationships with academic institutions in North America, particularly near our Waterloo office, that have improved recruiting ability and produced a number of key hires.

- Advanced relationships with top researchers and companies working on a revolutionary new type of motor technology that could a) expand Sevcon's addressable market by 10X+ and b) give it a massive competitive advantage in both industrial markets and EV markets.

- Established the Company's first strategic plan focused on how to deliberately approach key markets. Based on a} leveraging Sevcon's existing position and strengths and b) developing specific strengths in recruiting, partnerships, and c) identifying potential M&A opportunities in the power electronics and motor technology space.

- Identified the market landscape, opportunity and appropriate strategy to the high-power DC charging market building off of connections in the Bay Area, including Tesla.

- Cultivated and recruited excellent director candidates to introduce to the nomination process – an important element of the Chairman role and relevant to shareholders with large positions.

Our Plan

If elected, our nominees will seek to do the following:

- Develop strategy in the face of constantly changing market dynamics and availability of key talent;

- Develop recruiting and on-boarding functions at executive and specialized engineering;

- Develop accounting functionality to solve for complex global issues and fixing material control weaknesses;

- Manage internal organizational and structural transition from a no-growth company to a fast-growth company;

- Recruit key senior executive talent and develop succession plans;

- Develop performance-aligned incentive plans that hold Management accountable to appropriate goals;

- Develop effective Board evaluation, recruiting and succession processes;

- Develop early stage automotive industry connections;

- Develop and execute growth financing plans that maximize value for stockholders while reducing risk.

MESON
C A P I T A L

Our Plan

How We Will Facilitate Constructive Dialogue and Change with the Remaining Board members:

- We would first do a proper Board evaluation based on people's experience and skillsets (which to our knowledge has never been done despite it being the Nominating & Governance Committee charter) to first set up appropriate standing committees (audit, comp, nom/gov).

- Each director would spend a period of time with senior managers independent of the CEO at the Company to develop insight into what the strengths and weaknesses of the organization are

- We would continue the work of developing an appropriate compensation and incentive structure for senior management that was started by compensation design experts that were hired and then put on pause by the company recently (December)

- We would re-establish an investor relations program that was recently cancelled by the CEO in December.

- We would aim to create a Board environment that was truly inquisitive in nature to get to the facts, including inviting senior managers to present at the Board (a practice that was discontinued a year ago by the CEO, in addition to reducing the granularity of data presented to the Board).

Our Plan

Ryan Morris

- 20% holder will ensure that all stockholders' interests are represented and that Management is held accountable for shaping expectations performance
- Help the Board establish standards of quality that incorporate all phases of the business…from business model transformation to accountability throughout the organization to communicating transparently with all key audiences.

Bryan Boches

- Vast experience in private equity deal making, capital raising, and executive leadership will help Sevcon develop an appropriate capital structure and enjoy access to the resources required to grow the business.
- Entrepreneurial and operating experience, especially in the automotive component industry, will assist in transitioning Sevcon from a 'no-growth' culture to a high-growth culture operationally. Specifically, Bryan led the turn-around of an auto-parts supplier substantially larger than Sevcon and tripled EBITDA in a short period through key additions in management and by changing the culture as Executive Chairman to one based on clear goals, accountability, and empowerment of good people and ideas.

Shvet Jain

- A prolific engineer and entrepreneur in rapidly changing industries that demand excellent internal recruiting organizations and engineering culture;
- Will help guide Sevcon to develop an appropriate recruiting culture in which we hire the best engineers for Sevcon's numerous software and hardware needs around the world;
- Sevcon has numerous new challenges learning how to manage a rapidly growing engineering team. This has been the norm for Shvet's successful companies including one exit for $750mm within 5 years of founding.

Tony Posawatz

- Can open doors and provide guidance for selling into the auto industry, Sevcon's biggest market target, based on 30+ years of experience at the highest levels of the industry. He has also working on leading edge of technology for EVs.
- Provide access to high power charging industry especially in the US that sevcon has not penetrated to date
- Source strategic acquisitions or key hires due to his active experience in the industry helping start ups with bleeding edge technology
- Provide guidance on scaling large project teams as sevcon increasingly integrates the subsystem of power electronics in the vehicle thanks to his experience in systems integration and engineering with GM and the Chevy Volt program

Director Nominee Biographies

- *Ryan J. Morris*, CFA, has been a member of Sevcon's Board of Directors since 2013. Founded Meson Capital Partners, LLC in 2009, and serves as President. Also served as the Executive Chairman of the Board of InfuSystem Holdings, Inc., a leading provider of infusion pumps and related services, from April 2012 through May 2015 and continues to serve on its Board. Founded and served as CEO of VideoNote LLC, an educational software company. Holds a B.Sc and M.Eng in Operations Research from Cornell University's College of Engineering.

- *Bryan Boches* is a serial Founder, experienced executive, and investor with proven success in transforming an auto parts firm larger than Sevcon.

- *Shvet Jain* is a serial Founder and CEO at software technology companies with multiple successes scaling engineering teams, including a $750mm exit.

- *Tony Posawatz* led the innovative Chevy Volt program at GM and has 30+ years of auto industry connections in EVs and charging.

Conclusion

- **Sevcon is at a unique market inflection point: lead or get left behind.**

- **Supporting all of Sevcon's recommended actions leaves stockholders with:**

  - An entrenched, old guard Board advocating status quo over innovation.

  - Zero representation on the Board for its 20% (2nd largest) stockholder who has been the engine of positive change.

- **Supporting all Meson's recommendations leaves stockholders with:**

  - A better balanced Board with greater diversity, more relevant experience and a commitment to aggressively move Sevcon into the future.

  - A commitment to cooperation with the legacy directors an Management for the good of all stockholders.

Appendix - Timeline of Recent Events

- On July 13, 2016, Ryan Morris was elected Chairman of the Board.

- On August 4, 2016, Mr. Morris was appointed Executive Chairman of the Board.

- On August 10, 2016, Ryan Morris met in person in Boston with a potential director candidate, Alex Garden, Matt Boyle and two of the three members of the Nominating and Governance Committee of the Board -- David Steadman and Paul Stump. The third member of the Nominating and Governance Committee -- Matthew Goldfarb -- declined to travel to Boston to attend the meeting. Mr. Garden spent several hours with the sale leaders and executives based in the Southborough office and expressed excitement about the prospects for the business.

- At the August 10, 2016 meeting, Mr. Garden was offered a seat on the Board, pending a formal meeting of the Nominating and Governance Committee and the full Board. Mr. Boyle indicated that he would like Mr. Garden's help with the business. Mr. Garden indicated he would be willing to commit time and energy to the Company and help it overcome some of the many challenges that accompany rapidly growing a company.

- On August 16, 2016 Mr. Garden declined the nomination after speaking with Mr. Goldfarb.

- On October 6, 2016, Mr. Goldfarb introduced a potential director candidate to Mr. Morris, Robert Spork, who was a Portfolio Manager at Regiment Capital – a hedge fund in the process of shutting down after significant losses incurred from betting on oil prices.

- On October 10, 2016, Mr. Morris introduced Bryan Boches to meet with Messrs. Boyle, Steadman, Stump and Marv Schorr to discuss the Company's strategic opportunities and challenges and a potential appointment to the Board.

- On October 10, 2016, Mr. Morris introduced Mr. Gross to meet with Messrs. Boyle and Morris in Boston to discuss the Company's strategic opportunities and challenges and a potential appointment to the Board.

Appendix - Timeline of Recent Events Cont.

- On October 19, 2016, the Nominating and Governance Committee formally interviewed Mr. Boches and indicated in writing to Mr. Morris that a formal invitation would be extended to him to join the Board at the upcoming Annual Meeting in place of current director Mr. Ketelhut. To our knowledge, the Board never followed up with Mr. Boches to extend this offer to him directly.

- On October 23, 2016, Mr. Steadman indicated in an email that Mr. Boches would be added to the Board and William Ketelhut would be left off of the Company's slate of directors at the Annual Meeting.

- On October 24, 2016, Mr. Gross was formally introduced to the Nominating and Governance Committee of the Board as a potential director candidate.

- On November 30, 2016, Messers. Jain, Boches, Boyle and Morris met to discuss strategic and operational opportunities and challenges within the business, particularly the Italian charger business, as well as the composition of the Board. Following the meeting, Mr. Boyle indicated that he would nominate Mr. Jain to the Board.

- On December 4, 2016, Mr. Morris nominated Tony Posawatz to the Nominating and Governance Committee via email.

- On December 5, 2016, Mr. Boyle nominated Mr. Jain to the Nominating and Governance Committee at an in-person meeting.

- On December 6, 2016, the Board terminated Mr. Morris as the Executive Chairman of the Board without cause and with no advance warning or performance review. Mr. Boyle indicated that he had found Mr. Morris very helpful in many ways and would like to arrange for a new position for Mr. Morris, where he could be more involved in assisting with operations.

- On December 7, 2016, Mr. Boyle emailed Mr. Morris asking him if he would assist him as a consultant on an operational matter including redesigning the incentive system for executives. Mr. Morris indicated he was interested to help but received no follow up from Mr. Boyle regarding a specific proposal.

- On December 14, 2016, Mr. Boyle reached out to Mr. Boches regarding his need for help with the Company's business, particularly in the Italian charging division.

Appendix - Timeline of Recent Events Cont.

- On December 19, 2016, Mr. Morris contacted the Nominating and Governance Committee and Mr. Boyle regarding the potential addition of three directors to the Board, Messrs. Boches, Posawatz and Jain, in advance of the Nomination as well as the potential to reinstate Mr. Morris's Executive Chairman position. Mr. Morris indicated his was a proposal he was willing to have dialog and negotiate around. The Nominating and Governance Committee rejected Mr. Morris's offer and countered that Mr. Morris sign a two-year standstill agreement in exchange for adding Mr. Boches in place of Mr. Ketelhut to the Board. Mr. Morris indicated that this proposal was not acceptable.

- On December 19, 2016, MC nominated in writing six directors for election to the Board (the "Nomination") in accordance with all Company rules and procedures governing nominations.

- On December 22, 2016, MC updated its Schedule 13D filing indicating nominations as well as publishing a letter to the Board highlighting the need for progress at the Board level.

- On December 22, 2016, Mr. Morris received a phone call from Mr. Goldfarb indicating that this was Mr. Morris's last chance to "walk away." Mr. Goldfarb indicated that he had vastly more experience than Mr. Morris in proxy contests and threatened to embarrass Mr. Morris in the press and tarnish his reputation within the investment industry if Mr. Morris did not "walk away" and withdraw his nominees. Mr. Morris inquired as to why Mr. Goldfarb was being so aggressive despite owning 0 shares of Sevcon and Mr. Goldfarb indicated that he was "Pregnant and not going anywhere." Mr. Goldfarb indicated that he agreed that we need better Board members but that he was not willing to do it "your way" – referring to Mr. Morris. Mr. Morris again indicated that he was willing to negotiate a settlement but that it would not be in the best interest of the Company to accept the status quo.

- On December 22, 2016, shortly after Mr. Goldfarb's phone call, Mr. Morris received notice of a special Board meeting in order to change the rules of the upcoming annual meeting including a change to the charter and to empower a special proxy committee.

- On December 24, 2016, the Board met to establish a proxy committee consisting of Messrs. Goldfarb, Steadman and Boyle with the power over anything relating to the Annual Meeting. At the meeting, the Board also proposed a change in the charter as an apparent defensive reaction to the Nomination in order to shorten Mr. Morris's term as a director and remove him from the Company's slate of directors at the Annual Meeting.

Appendix - Timeline of Recent Events Cont.

- From December 19, 2016 to December 24, 2016, Mr. Morris reached out to the Board several times via email, phone and text in an attempt to avoid wasteful and distasteful conflict.

- On December 24, 2016, Mr. Goldfarb indicated via text to Mr. Morris that there would be no settlement negotiations and that he has the right to withdraw his nominations

- On December 27, 2016, Mr. Goldfarb called Mr. Morris to indicate that if he were to withdraw his nominees by 4:00 p.m. (EST) in exchange for a 3-year standstill, then he would be allowed to remain on the Board. On the call Mr. Goldfarb again threatened to embarrass Mr. Morris in the press if MC did not withdraw its nominees.

- On December 27, 2016, Mr. Morris again via email contacted the Board in an effort to avoid a proxy contest. Mr. Morris's offer was a compromise from his December 19, 2016 offer – expand the Board by one, add Messrs. Boches, Posawatz and Jain to the Board in exchange for Messrs. Ketelhut and Walter Schenker not standing for election at the Annual Meeting. No conditions regarding executive or Chairman roles were proposed.

- On December 27, 2016, Mr. Goldfarb, on behalf of the Board, rejected Mr. Morris's settlement offer. We feel that the Board's consistent course of action – rejecting what were, in our opinion, reasonable opportunities to compromise or enter into potential settlement negotiations – left Meson with no choice but to resubmit its nominations and proceed with a proxy solicitation.

- On January 11, 2017, Mr. Goldfarb called a board meeting to approve the Company definitive proxy excluding Mr. Morris from the Company slate. Mr. Morris offered to resolve the proxy contest and enter into settlement discussions once again and was not only refuted but Mr. Goldfarb resorted to numerous ad hominem attacks towards Mr. Morris on the board call.

Appendix – Complete Bios

Mr. Boches is an experienced investor and investment banker with over 20 years of operations and investment experience. He has significant management experience as a senior executive and current or past director of several technology, automotive and industrial companies. He is currently the Chief Executive Officer of Safe Catch, a food technology firm he founded, as well as a director of Basil Tree, which owns a middle market automotive parts and industrial goods manufacturer. He also co-founded and was a past board member of Blinker, a fintech application firm in the automotive sector and a co-founder of Coremetrics, a leading analytic software firm, which was acquired by IBM in 2010. Previously, he served in various positions, including as Managing Director, at Medley Capital Corporation, where he sourced and managed private debt and equity investments in the middle market. In addition, Mr. Boches was an investment banker with Morgan Stanley for several years, and while there, he was as a founding team member of China's first joint venture investment bank, CICC (HKG: 3908).

Mr. Jain has demonstrated significant experience in the technology and start-up sectors. He has been involved in various capacities at numerous startup companies in a variety of industries, including as cofounder and director of Aurora Solar, a leading solar software startup focusing on renewable energy and solar software design, as a director of Mattermost, a leading open source communications startup, and as a director of Shoppie.tv, a livestreaming community of beauty bloggers. Mr. Jain also has considerable management experience as a former director of Kiwi, Inc., a mobile entertainment company focused on mobile games and tools for the Android developer, which he cofounded and as an executive producer at Playdom Inc., a 200-person online social network game developer, which was acquired by The Walt Disney Company in June 2011.

Appendix – Complete Bios

Mr. Morris is an experienced operating executive, manager and investor in the technology industry. He has been the President of Meson Capital Partners LLC, an investment partnership, since February 2009. In addition, Mr. Morris is intimately familiar with the Company, as he has served as a director of the Company since December 2013 and served as its Executive Chairman from August 2016 until December 2016. Previously, he cofounded VideoNote LLC, an educational software company, and has served as its Chief Executive Officer since July 2008. In addition, he serves or has served, within the past 5 years, on the boards of several private and public companies, including InfuSystem Holdings, Inc. (NYSE: INFU), where he was the Executive Chairman from 2012-2015, Trans-Lux Corporation (OTCBB: TNLX) and Lucas Energy, Inc. (NYSE: LEI), where he also served as Chairman in 2013.

Mr. Posawatz has extensive executive, management and consulting experience in the electric energy and automotive industries. He currently serves as the president and Chief Executive Officer of Invictus iCAR, LLC, an automotive innovation consulting and advisory firm focused on assisting energy and auto clean technology companies. Previously, he was the president, Chief Executive Officer, and a director of Fisker Automotive, a producer of one of the world's first production plug-in hybrid electric vehicles. In addition, Mr. Posawatz worked for General Motors ("GM") for more than 30 years, including as GM's vehicle line director for the Chevrolet Volt and as a key leader of global electric vehicle development. At GM, he was responsible for bringing the Chevrolet Volt from its concept to production, as a founding member and employee number one. He also serves as a director of Envision Solar International, Inc. (OTC-QB: EVSI), an inventor, designer, and manufacturer of solar products and proprietary technology focusing on electric vehicle charging infrastructure. He also serves a member of several non-public companies' boards of directors, including Nexeon, Momentum Dynamics, and Envision Solar International. Previously, Mr. Posawatz served as the Chairman of Electric Drive Transportation Association trade association.